Bidafi, Inc.
Balance Sheets
(Unaudited)

	December 31, 2021		December 31, 2020	
ASSETS				
Cash	$	1,100	$	1,100
Total current assets		1,100		1,100
Total assets	$	1,100	$	1,100
LIABILITIES AND SHAREHOLDERS' DEFICIT				
Shareholder loan Ken	$	6,640	$	1,360
Shareholder loan Tim		1,427		1,379
Total current liabilities		8,067		2,739
Commitments and contingencies		-		-
Common stock, 1,050,000 shares authorized,		-		
1,000,000 shares issued and outstanding		1,000		1,000
Paid in capital		-		-
Retained deficit		(7,967)		(2,639)
Total shareholders' deficit		(6,967)		(1,639)
Total liabilities and shareholders' deficit	$	1,100	$	1,100